Exhibit 99.2

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

NOTICE TO SHAREHOLDERS

START OF THE PERIOD FOR THE EXERCISE OF THE RIGHT TO WITHDRAW AND THE CASH-OUT OPTION

Banco Inter S.A. ("Inter" or the "Company") announces to its shareholders, following the information disclosed in the Material Facts of May 24, 2021, October 7, 2021, November 4, 2021, and November 25, 2021, as well as in the Notices to the Market dated November 17 and 24, 2021, the following.

On the date hereof, the Extraordinary General Meeting of the Company (the "Reorganization EGM") was held, in which the merger of shares in the context of Inter’s Corporate Reorganization was approved, as provided for in the merger of shares protocol and justification by HoldFin of the Shares Issued by Inter (the "Protocol and Justification"), entered into by the management of the Company, Inter Holding Financeira S.A., a company controlled by Inter Platform (“HoldFin”), and Inter Platform, Inc., a company incorporated under the laws of Cayman Islands (“Inter Platform”) and registered with the Securities and Exchange Commission (“SEC”) (the “Corporate Reorganization”).

Inter’s Corporate Reorganization aims to migrate its shareholder base to Inter Platform, with the listing of its shares in a stock exchange in the US (Nasdaq), through: (i) the incorporation of all Inter shares by HoldFin by their book value (“Merger of Shares”), resulting in the issuance by HoldFin in favor of Inter shareholders of two classes of HoldFin preferred shares that are mandatorily redeemable, provided that one class will be delivered to shareholders that choose the BDR Option (as defined below) (“PNA Shares”) and the other class will be delivered to shareholders that choose the Cash-Out Option (“PNB Shares” and together with PNA Shares, the “Redeemable Shares”); and (ii) on the same date, as a subsequent and interdependent action of the Merger of Shares, the redemption of all Redeemable Shares and delivery to Inter shareholders, at their option, Level I BDRs backed by Inter Platform Class A common shares to Inter shareholders that hold PNA Shares (“BDR Option”), or R$45.84 (forty-five reais and eighty-four cents), corresponding to three (3) times the economic value of each Inter common or preferred share, adjusted by the DI rate between the date hereof and the date of the payment of the redemption price to Inter shareholders that hold PNB Shares (“Cash-Out Option”) (“Corporate Reorganization”).

The consummation of the Corporate Reorganization is still subject to the satisfaction (or waiver, as the case may be) of the conditions described below (the "Implementation Conditions")

(a) Approval of the corporate acts of the Reorganization EGM by the Central Bank of Brazil

(b) Approval by Nasdaq of the listing of Class A Shares; and

(c) verification that the total amount to be disbursed for purposes of payment of the Cash-out Option shall not exceed the amount of two billion Brazilian Reais (R$2,000,000,000.00), and this condition may be waived by HoldFin and Inter in the event that the Board of Directors of Inter determines, after a reasoned assessment, that the waiver is in the best interest of Inter and its shareholders.

In the context of the Corporate Reorganization, for each three (3) common or preferred Inter shares, one (1) HoldFin preferred redeemable share will be delivered, that is, 0.33333 HoldFin preferred redeemable share will be delivered for each Inter common or preferred share. For each Inter unit, one (1) HoldFin preferred redeemable share will be delivered, subject to the adjustments described in the merger of shares protocol and justification (“Exchange Ratios”).

1. Withdrawal Rights

1.1. Exercise of Withdrawal Rights

The Merger of Shares shall give rise to the right to withdraw (the “Right to Withdraw") to Inter's Shareholders (a) who hold only common shares issued by Inter (including those that integrate units), uninterruptedly, since the end of the trading session of May 24, 2021 (the date of disclosure of the first Material Fact of Inter on the Corporate Reorganization), exclusively in relation to the number of shares held by such shareholders on such date; and (b) who did not vote in favor of the Corporate Reorganization; or (c) who did not attend the Reorganization EGM. The Right to Withdraw applies only to the common shares issued by Inter, since the preferred shares issued by Inter are endowed with liquidity and market dispersal, pursuant to article 137, II, of the Brazilian Corporations Law.

The Right to Withdraw may be exercised within 30 days from the publication of the minutes of the Reorganization EGM, that is, in the term described in item 1.2 below. The Reorganization EGM minutes will be published in the Official Diary of the State of Minas Gerais on November 26, 2021, as provided by art. 252, paragraph 2 of Law No. 6.404/76 (“Brazilian Corporations Law”).

For common shares that are part of units, the exercise of the Right to Withdraw shall presuppose that the dissenting shareholder, in accordance with the Brazilian Corporations Law, withdraws from the corresponding unit and pays the reimbursement only with respect to the respective underlying common share.

The book value of Inter's common shares at December 31, 2020, according to Inter's financial statements approved at the ordinary general meeting held on April 28, 2021, corresponds to one Brazilian Real and forty-four cents (R$ 1.44) per share ("Book PL 12.31.2020").

For comparison purposes, Inter has prepared a special balance sheet, with a base date of September 30, 2021, which determined that the book net equity on the aforementioned base date is three Brazilian Reais and thirty-one cents (R$3.31), which is, therefore, higher than the book net equity on December 31, 2020.

Thus, for reimbursement purposes, Inter shall use the higher of the two amounts, that is, the amount of three Brazilian Reais and thirty-one cents (R$3.31) per share, and the shareholder shall not be entitled to request preparation of a special balance sheet for reimbursement purposes under the Brazilian Corporations Law.

1.1.	Procedure for Exercising the Right to Withdraw

1.1.1.	Shares registered directly with Banco Bradesco S.A.

Dissenting shareholders whose shares are registered directly with Banco Bradesco S.A. ("Bradesco" or the “Bookkeeping Agent") who wish to exercise the Right to Withdraw shall exercise such right by noon (12:00 p.m., Brasília time) of December 24, 2021 (last business day with business hours at the Bookkeeping Agent immediately preceding the date of the end of the Right to Withdraw period).

The opening hours of the branches is the regular bank opening hours, and in the last day to exercise the withdrawal rights (December 24, 2021), banks will close at noon (Brasilia time).

Each shareholder shall go to a Bradesco branch in Brazilian territory, during the banking business hours, bearing the documents described below.

•	Individual Shareholders: Identity Card (CPF or RG); and proof of address; and holding the letter of request signed by the dissenting shareholder, notarized by signature comparison, requesting withdrawal, which shall contain the banking details of the shareholder for payment, and the number of held shares.

•	Corporate Shareholders: documentation providing for legal representation and the letter of request signed by the dissenting shareholder, notarized by signature comparison, requesting withdrawal, which shall contain the personal and banking details of the shareholder for payment, and the number of held shares.

Shareholders represented via proxy shall also present the respective notarized power of attorney with special powers to exercise the withdraw rights and request reimbursement.

1.1.2.	Shares under Custody at the Central Securities Depository

Dissenting shareholders whose shares are held in custody at the Central Securities Depository of B3 S.A. - Brasil, Bolsa, Balcão ("B3") that wish to exercise the Withdraw Rights shall, by December 23, 2021 (last business day on which B3 is open for business, preceding the date of the end of the Right to Withdraw period), express their interest in the Right to Withdraw through their respective custody agents, contacting them with enough time to take the necessary measures.

2.	CASH-OUT OPTION

The Cash-Out Option may be exercised from and including November 26, 2021, to and including December 2, 2021 (the "Option Period"). However, it shall not be possible to exercise the Cash-Out Option with respect to the shares acquired on the 48 hours before the end of the exercise period of the Cash-Out Option, that is, December 1 and 2 due to the settlement period of these transactions on B3.

During the Option Period, an Inter Shareholder who has chosen the Cash-Out Option may decide not to elect the Cash-Out Option and migrate to the BDRs Option and vice-versa, as long as such possibility is provided by the shareholder's Custody Agent. Prior to making a decision, the Inter Shareholder shall contact its Custody Agent directly to ascertain the procedures adopted and/or required by such institution.

Inter's Shareholders who wish to elect the Cash-Out Option shall:

(a)	for shareholders whose shares are held in custody with a custodian agent associated with B3: make such choice through B3's own system, and, for such purpose, contact the institution where the shares issued by Inter that they own are held in custody to ascertain the procedures required by said institution (that is, each Inter Shareholder must contact the brokerage house, securities distributor, investment bank, commercial bank, or multiple bank used by the shareholder, according to his preference, for the custody of the shares issued by Inter that he owns (the "Custody Agent"); or

(b)	for shareholders whose shares are registered directly with Banco Bradesco S.A., a bookkeeping agent for the shares issued by Inter (including units): fill out the form attached hereto as Exhibit I and submit it, signed and notarized, to the Bookkeeping Agent, via the e-mail: dac.escrituracao@bradesco.com.br and dac.dr@bradesco.com.br (the "Cash-Out Option Form"). The Cash-Out Option Form shall be presented to the Bookkeeping Agent along with the documents listed in item 1.2.1 above.

Upon expiry of the Option Period, there shall be no migration between Options and, additionally:

(a)	the Inter Shareholder that elected the BDR Option may trade his shares issued by Inter until effective implementation of the Corporate Reorganization, when the BDRs shall be delivered to him; and

(b)	the Inter Shareholder that elected the Cash-Out Option may not trade his shares issued by Inter and, with the implementation of the Corporate Reorganization, he shall receive the amount corresponding to the Cash-Out on the closing of the Corporate Reorganization, as described in Item 4 below.

Inter Shareholders who do not exercise the Cash-Out Option during the Option Period, or who fail to comply with the procedures set forth in this notice for the exercise of the Cash-Out Option, or who fail to exercise the Right to Withdraw, shall automatically receive the BDRs Option.

3.	FRACTIONS OF BDRs

Any fractions of BDRs resulting from the Merger of Shares, followed by the Redemption with delivery of BDRs, shall be grouped in whole numbers to be subsequently sold in the spot market managed by B3 after the Completion of the Corporate Reorganization. The proceeds of such sale shall be made available net of fees to the holders of the respective fractions, in proportion to their holdings in each BDR sold, on a date to be reported in due course.

No additional cash or shares (or BDRs) shall be paid by Inter Platform to Inter's Shareholders who elect the BDR Option. The value resulting from such sale of fractions may be less than the Cash-Out Option.

4.	TIMEFRAME AND STEPS OF THE CORPORATE REORGANIZATION

We present below an estimated schedule with the timeframe and steps for implementation of the Corporate Reorganization, exclusively for informational purposes. Should any of the dates below change, Inter shall immediately inform the market of the new schedule.

Step	Estimated Date	Act
1	November 25, 2021	Date of the EGM Reorganization
2	November 26, 2021	Publication of the minutes of the Reorganization EGM
3	November 26, 2021 (inclusive)	Beginning of the Option Period for a shareholder to exercise the Cash-Out Option
4	November 26, 2021 (inclusive)	Beginning of the time period for exercising the Right to Withdraw
5	December 2, 2021 (inclusive)	End of Option Period for a shareholder to exercise the Cash-Out Option
6	December 3, 2021	Meeting of the Board of Directors of Inter confirming or not confirming the satisfaction (or waiver) of the Implementation Condition regarding the cap for the Cash-Out Option
7	December 26, 2021	End of the formal term for the exercise of the Right to Withdraw (please note that the effective term shall end on December 23, 2021, or December 24, 2021, pursuant to items 1.2.1 and 1.2.2 above)
8	December 27, 2021	Payment of the Withdrawal
9	December 27, 2021	Last trading day on B3 for Inter's shares and units (BIDI3, BIDI4, and BIDI 11)
10	December 28, 2021	Completion of the Corporate Reorganization: (i) date of commencement of trading of the BDRs on B3; and (ii) payment of the Cash-Out.
11	December 28, 2021	Date of withholding of applicable taxes BY HoldFin, pursuant to item 5 below (exclusively for Non-Resident Investors, as applicable)
12	December 30, 2021	Date of credits of the BDRs (date when the BDRs will be shown on the statements of the shareholders)
13	December 30, 2021	Date from which Class A Shares (Nasdaq: BIDI) will be delivered in favor of shareholders who have requested cancellation of the BDRs
14	January 3, 2022	Calculation of fractions of Shares
15	January 4, 2022	Auction of fractional Shares

5.	Tax Treatment in Brazil

5.1.	Resident Investors

Gains earned by Inter's Shareholders that are residents in Brazil, including individuals and legal entities, investment funds, and other entities, as a result of the Corporate Reorganization may be subject to income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor, and such investors should consult their tax advisors and be directly liable for the payment of any taxes potentially applicable.

5.2.	Non-Resident Investors

As to Inter's Shareholders not resident in Brazil, due to HoldFin's tax liability, Withholding Income Tax ("IRRF") may be withheld related to capital gains, in accordance with the legal and regulatory rules applicable to each investor, as described below. The capital gains shall correspond to the positive difference, if any, between (i) the Redemption value after the Merger of Shares; and (ii) the acquisition cost of the Inter shares. Any IRRF withheld and collected by HoldFin shall be deducted from the amount due to such shareholders, and it is their obligation to report the amounts related to the acquisition costs of Inter's shares.

For non-resident investors operating under CMN Resolution 4,373/14 the following rates shall apply:

(i) twenty-five percent (25%), in the case of a shareholder who is a resident in a country or territory with favored taxation, pursuant to the legislation and regulations of the Brazilian Internal Revenue Service in force; or

(ii) fifteen percent (15%) in other cases.

For other non-resident investors:

(i) twenty-five percent (25%), in the case of a shareholder who is a resident in a country or territory with favored taxation, pursuant to the legislation and regulations of the Brazilian Internal Revenue Service in force; or

(ii) In other cases in which item (i) above does not apply, according to the following rates, provided for in article 21 of Law No. 8,981/1995, as amended by Law No. 13,259/2016:

a.          fifteen percent (15%) on the portion of gains not exceeding five million Brazilian Reais (R$ 5,000,000.00);

b.          seventeen point five percent (17.5%) on the portion of gains that exceeds five million Brazilian Reais (R$ 5,000,000.00) and does not exceed ten million Brazilian Reais (R$ 10,000,000.00);

c.          twenty percent (20%) on the portion of gains that exceeds ten million Brazilian Reais (R$ 10,000,000.00) and does not exceed thirty million Brazilian Reais (R$ 30,000,000.00); and

d.          twenty two point five percent (22.5%) on the portion of gains that exceeds thirty million Brazilian Reais (R$ 30,000,000.00).

In order to enable the calculation of any capital gains, Inter's Shareholders who are not residents in Brazil should complete and submit electronically to HoldFin, directly or through their custody agents, the model spreadsheet in Exhibit I to this Material Fact notice, containing information on the acquisition cost of the Inter shares they hold, as well as their tax residence. The model spreadsheet contained in Exhibit I to this material fact notice must be completed and sent by the shareholder via e-mail to the following address ri@bancointer.com.br. This information should be forwarded preferably until December 20, 2021, but in no circumstance after December 24, 2021, regardless of whether the shareholder elected to exercise withdrawal rights, elected for the Cash-Out Option or for the BDR Option.

HoldFin shall use the information provided to it in the above manner to calculate the capital gain, and the Inter Shareholders shall be responsible for the accuracy of such information.

Pursuant to the legislation and regulations of the Brazilian Internal Revenue Service, HoldFin may: (i) consider the acquisition cost to be zero for non-resident Inter Shareholders who do not forward the acquisition cost amount of the shares issued by Inter within the deadlines indicated above; (ii) apply a 25% tax rate on gains of Inter Shareholders who are not resident in Brazil and who fail to state their country or place of residence or tax domicile within the same deadlines; and, if the investor fails to provide such information, (iii) issue Redeemable PNs, whose consideration shall be the payment of the Cash-Out Option Amount, such that HoldFin may automatically use it to pay the tax under the BDR Option, thus reducing the amount of Redeemable PNs corresponding to the BDR Option. Neither Inter nor HoldFin shall be liable, under any circumstances, vis-à-vis Inter's Shareholders not resident in Brazil, for any subsequent adjustment and/or refund of the amount paid in excess of the amount provided for.

6.	Access to Information and Documents

Inter shall keep its shareholders and the market in general informed about the Corporate Reorganization, pursuant to applicable regulations.

Additional information may be obtained from Inter's Investor Relations Department, via e-mail ri@bancointer.com.br, at Avenida Barbacena, No. 1,219, Belo Horizonte, MG, or on Inter's website (http://ri.bancointer.com.br).

Belo Horizonte, November 25, 2021.

HELENA LOPES CALDEIRA

Chief Financial and Investor Relations Officer

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

NOTICE TO SHAREHOLDERS

RIGHT TO WITHDRAW AND CASH-OUT OPTION

Exhibit I

Cash-Out Option Form

[Name], [full identifying information], [by itself] or [through the undersigned legal representatives], Inter's Shareholder whose shares and/or units are registered directly before Banco Bradesco S.A. ("Bookkeeping Agent"), I hereby express my interest for the Cash-Out Option granted to Inter's Shareholders within the scope of Inter's Corporate Reorganization, presenting, for such purpose, the data below for the Bookkeeping Agent to adopt the measures necessary for processing the Cash-Out after implementation of the Corporate Reorganization.

Number of Shares and/or Units	Bank	Branch	Current Account	Telephone Contact	Electronic Address
[●]	[●]	[●]	[●]	[●]	[●]

Attached to this form are the documents necessary to evidence (i) ownership of the shares and/or units indicated above; and (ii) the powers of the signatory.

Capitalized terms shall have the meaning ascribed to them in the "Protocol and Justification of the Merger by Inter Holding Financeira S.A. of all shares issued by Inter," except as otherwise defined herein.

That being all that was needed for the moment, I sign below,

[Shareholder or Representative]